SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ______________________

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No.   )*

                   Financial Institutions Insurance Group, Ltd.
                                 (Name of Issuer)

                      Common Stock, par value $1.00 per share
                          (Title of Class of Securities)

                                    317588-10-1
                                  (CUSIP Number)

                              Scott E. Pickens, Esq.,
        Schiff Hardin & Waite, 7200 Sears Tower, Chicago, Illinois, 60606,
                             Telephone (312) 876-1000

                                        and

                                Andre Weiss, Esq.,
          Schulte Roth & Zabel, 900 Third Ave, New York, New York, 10022
                             Telephone (212) 758-0404
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  January 4, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 34 PAGES

CUSIP No.  317588-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:         John A. Dore
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:     ###-##-####
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF, OO, SC, BK

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  N/A                  [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 126,282

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 56,382

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 126,282

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 56,382
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 182,664

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 6.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **:  IN

_____________________________________________________________________________
                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                PAGE 2 OF 34 PAGES

CUSIP No.  317588-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:         Castle Harlan Partners II, L.P.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  N/A

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  N/A                  [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 0

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 0

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 0

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **:  PN

_____________________________________________________________________________
                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                PAGE 3 OF 34 PAGES

CUSIP No.  317588-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:         Castle Harlan, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  N/A

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  N/A                  [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 0

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 0

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 0

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **:  CO

_____________________________________________________________________________
                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                PAGE 4 OF 34 PAGES

CUSIP No.  317588-10-1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:         John K. Castle
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  N/A

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  N/A                  [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 0

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 0

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 0

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **:  IN

_____________________________________________________________________________
                      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                PAGE 5 OF 34 PAGES

       Item 1.     Security and Issuer.
             This statement relates to the Common Stock, par value $ 1.00 per share (the "Common Stock"), issued by Financial Institutions Insurance Group, Ltd. ("FIIG"), a Delaware corporation, whose principal executive offices are located at 300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801-1612.

       Item 2.     Identity and Background.
             (a) This statement is filed by John Dore ("Dore"), with respect to shares of Common Stock beneficially owned by him. This statement is also filed by (i) Castle Harlan Partners II, L.P. ("CHP II"), a Delaware limited partnership, (ii) Castle Harlan, Inc. ("CHI"), a Delaware corporation, and (iii) John K. Castle ("Castle"), with respect to shares of Common Stock beneficially owned by Dore. Dore, CHP II, CHI and Castle are hereinafter referred to collectively as the "Reporting Persons".

             The General Partner of CHP II is Castle Harlan Associates, L.P. ("CHALP"), a Delaware limited partnership. The General Partner of CHALP is Castle Harlan Partners II GP, Inc. ("CHPI"), a Delaware corporation. The executive officers of CHPI are (i) Castle - Chairman and Chief Executive Officer and controlling stockholder, (ii) Leonard M. Harlan - President,
(iii) Howard Weiss - Treasurer, and (iv) David Pittaway - Secretary (collectively, the "CHPI Officers").
             CHI is the investment manager for CHP II and has the discretion, without the need for additional approval, to direct CHP II's investments. The executive officers of CHI are (i) Castle - Chairman and controlling stockholder, (ii) Leonard M. Harlan - President, (iii) David Pittaway - Managing Director, Vice President and Secretary, (iv) Howard Weiss - Vice President, Treasurer and Chief Financial Officer, (v) David Chow - Managing Director, and (vi) Jeffrey Siegal - Managing Director (collectively, the "CHI Officers").
             The Reporting Persons are making a joint filing pursuant to the requirements of Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), because, by reason of their relationship as described herein, they may be deemed to be a "group" and "deemed to have acquired beneficial ownership" within the meaning of Rules 13d-3 and 13d-5 promulgated under the 1934 Act with respect to acquiring, holding and disposing of shares of Common Stock.
             (b) Dore's business address is c/o First Re Management Company, Inc., 10 North Dearborn Street, 8th Floor, Chicago, Illinois, 60602-4202. The address of the principal business and offices of CHP II, CHALP and CHPI is c/o Castle Harlan, Inc., 150 East 58th Street, 37th
Floor, New York, NY 10155. The address of the principal business and offices of CHI is 150 East 58th Street, 37th Floor, New York, NY 10155.
The business address of the CHPI Officers and CHI Officers is c/o Castle Harlan, Inc., 150 East 58th Street, 37th Floor, New York, NY 10155.
             (c) Dore's present principal employment is as President and Chief Executive Officer of FIIG and First Re Management Company, Inc. The address of First Re Management Company is 10 North Dearborn Street, 8th Floor, Chicago, Illinois, 60602-4202. The principal business of FIIG and First Re Management Company, Inc. is the insurance business.
             The principal business of CHP II is that of making investments.
The

                               Page 6 of 34 Pages
principal business of CHALP is being the general partner of CHP II. The principal business of CHPI is being the general partner of CHALP. The principal business of CHI is to provide business and organizational strategy, financial and investment management, and merchant and investment banking services for various limited partnerships. The principal employment of the CHPI Officers and CHI Officers is that of being executive officers of CHPI and CHI, respectively.
             (d) None of the Reporting Persons, nor to the best of their knowledge, any of the other persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
             (e) None of the Reporting Persons, nor to the best of their knowledge, any of the other persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
             (f) Each of the individuals referred to in paragraph (a) above is a citizen of the United States.

       Item 3.     Source and Amount of Funds.
             Of the 182,664 fn1 shares of Common Stock beneficially owned by Dore, the source and amount of funds for the acquisition of such shares are as follows:
             (i) 90,966 shares were purchased from time to time in the over-the-counter market during the period October 24, 1990 to January 23, 1995; and a total of $510,046 was paid as the purchase price for such shares of which $155,000 was and is financed by use of margin accounts with stock brokerage firms, borrowing on the standard terms for such margin accounts with such firms, and the balance was paid from personal funds of Dore.
             (ii) 3,000 shares were acquired from FIIG as of January 1, 1992, 6,000 shares were acquired as of each January 1 thereafter to and including January 1, 1995, and 3000 shares were acquired as of January 1, 1996, for a total of 24,000 shares, as part of Dore's compensation for his employment services for FIIG and First Re Management Company, Inc.
             (iii) Dore holds stock options presently exercisable, or exercisable within 60 days hereafter, to acquire from FIIG 31,800 shares at prices ranging from $3.75 per share to $11.06 per share, payable to FIIG upon exercise of such options.
             (iv) 36,000 shares were purchased from FIIG on January 2, 1991, upon commencement of Dore's present employment in accordance with the terms of his employment contract with FIIG, for a price of $150,00, payable on October 1, 1995, or within 60 days after earlier termination of employment, if not sooner prepaid, with interest payable annually at a rate equal to the average yield on five year United States Treasury obligations; this indebtedness has been paid in full by Dore with borrowed funds consisting of $100,000 which was financed through margin accounts with a stock brokerage firm, borrowing on the standard terms for such margin accounts with such firm, and $50,000 which was financed with the proceeds of a mortgage loan on his home from Private Bank (Chicago, Illinois) on standard terms from such lender.

__________
fn1 All share numbers are adjusted for stock splits and stock dividends since date of acquisition.

                               Page 7 of 34 Pages

       Item 4.     Purpose of Transaction.
             The shares of Common Stock beneficially owned by Dore were originally acquired by Dore in the ordinary course for investment purposes. None of the members of the Group, except Dore, owns shares of the Common Stock. The Group currently intends to acquire FIIG.
             Dore has secured permission from FIIG to try to develop a proposal to acquire FIIG, alone or with a party with which he will be associated, subject to Dore's obligation to present any proposal for such transaction to FIIG's Board of Directors, or an appropriate committee thereof. To this end, CHI and Dore have entered a joint exclusivity agreement (the "Joint Exclusivity Agreement") to make a joint proposal to acquire 100% of the Common Stock of FIIG. A copy of the Joint Exclusivity Agreement is filed as Exhibit 1 to this Schedule and is hereby incorporated by reference into Item 4 in its entirety. On January 5, 1996, CHP II and Dore sent a letter to the Board of Directors of FIIG requesting consideration of a proposal for acquisition of FIIG by CHP II and Dore (the "Proposal"). A copy of the Proposal is filed as Exhibit 2 to this Schedule and is hereby incorporated by reference into Item 4 in its entirety.
       Item 5.     Interest in Securities of the Issuer.
             (a) Dore owns beneficially a total of 182,664 shares of the Common Stock (6.8% of the total shares deemed outstanding, based on figures reported by FIIG as outstanding at September 30, 1995), consisting of the following:

             (i)   89,262 shares are presently owned by Dore individually;

             (ii) 5,220 shares are presently beneficially owned by Dore as custodian or trustee for his minor children;

             (iii) 56,382 shares are owned by Dore's wife as to which Dore may be deemed to be a beneficial owner, sharing voting and dispositive powers with respect to such shares; and

             (iv) 31,800 shares are not presently owned, but Dore has the right to acquire such shares pursuant to presently exercisable stock options granted to him by FIIG.

             Dore has the sole power to vote (or to direct the vote) and to dispose (or to direct the disposition) all of such shares (subject, in the case of those shares subject to options not as yet exercised, to his exercising such options and acquiring such shares), except such voting and dispositive powers as to the 56,382 shares owned by his wife, Mrs. Nancy Dore ("Mrs. Dore"), which is shared with Mrs. Dore. By reasons of the provisions of Rule 13d-3 promulgated under the 1934 Act, Dore and Mrs. Dore may be deemed as part of a "Group," however Dore disclaims participation in a "Group" as so defined.
             Dore has not had any transactions in the Common Stock during the past 60 days, except the receipt of 3,000 shares as of January 1, 1996 as part of his compensation by FIIG.
             (b) CHP II, CHALP, CHPI, CHI and the CHPI Officers and CHI Officers do not own directly any shares of Common Stock. By reason of the provisions of Rule 13d-3 and Rule 13d-5 promulgated under the 1934 Act, they may be deemed as part of a "Group," however each of them disclaims participation in a "Group" as so defined and beneficial ownership of any of the 182,664 shares beneficially owned by Dore.
                               Page 8 of 34 Pages

       Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             (a) Dore has entered into the Joint Exclusivity Agreement with CHI, attached as Exhibit 1, which is hereby incorporated by reference in its entirety in response to the requirements of Item 6.
             (b) Dore and CHP II have made the Proposal to the FIIG Board of Directors, attached as Exhibit 2, which is hereby incorporated by reference in its entirety in response to the requirements of Item 6.
             (c) Dore is a party to an employment agreement with FIIG dated October 1, 1990 (the "Employment Agreement"), and has obtained options to purchase common stock under a stock option agreement under the Financial Institutions Insurance Fund, Incorporated's Stock Option Plan (the "Stock Option Agreement"). The Employment Agreement and Stock Option Agreement are filed as Exhibit 3 and Exhibit 4, respectively, to this Schedule and are hereby incorporated by reference in their entirety in response to the requirements of Item 6.
       Item 7.     Material to be Filed as Exhibits.
             The following documents are exhibits filed herewith:
             1. Letter, dated January 4, 1996, addressed to Mr. John A. Dore from CHI, defined above as the Joint Exclusivity Agreement.
             2. Letter, dated January 5, 1996, addressed to the Board of Directors of FIIG from CHP II, defined above as the Proposal.
             3.    Employment Agreement dated October 1, 1990 between John
A. Dore and Financial Institutions Insurance Fund, Incorporated.
             4. Form of Stock Option Agreement for stock options granted to John A. Dore under Financial Institutions Insurance Fund, Incorporated's Stock Option Plan.
             5. There is filed as Exhibit 5 the Power of Attorney appointing Jeffrey M. Siegal as attorney-in-fact for John K. Castle.


                               Page 9 of 34 Pages

                                   SIGNATURES
             After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

       Dated:  January 12, 1996

            /s/ John A. Dore
            JOHN A. DORE

       CASTLE HARLAN PARTNERS II, L.P.
       By:  CASTLE HARLAN, INC., its Investment
              Manager

       By: /s/ Jeffrey M. Siegal
           Jeffrey M. Siegal, Managing Director


       CASTLE HARLAN, INC.


       By: /s/ Jeffrey M. Siegal
           Jeffrey M. Siegal, Managing Director



           /s/ John K. Castle
           JOHN K. CASTLE

Page 10 of 34 Pages

                                  EXHIBIT INDEX

                         Description of                  Location of
Exhibit Number           Document                        Exhibit


       1                 Letter dated                    Page 13 of 34
                         January 4, 1996
                         addressed to
                         John A. Dore
                         from CHI, defined
                         as the Joint
                         Exclusivity Agreement


       2                 Letter dated                    Page 16 of 34
                         January 5, 1996
                         addressed to the
                         Board of Directors
                         of FIIG from CHP II,
                         defined as the Proposal


       3                 Employment Agreement            Page 18 of 34
                         dated October 1, 1990
                         between John A. Dore
                         and Financial
                         Institutions Insurance
                         Fund, Incorporated


       4                 Form of Stock Option            Page 31 of 34
                         Agreement for Stock
                         Options granted to
                         John A. Dore under
                         Financial Institutions
                         Insurance Fund, Incorporated's
                         Stock Option Plan.


       5                 Power of Attorney               Page 34 of 34
                         appointing Jeffrey M. Siegal
                         as attorney-in-fact
                         and agent for
                         John K. Castle








                               Page 11 of 34 Pages

                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

             The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


       Dated:  January 12, 1996
       /s/ John A.Dore
       JOHN A. DORE


             CASTLE HARLAN PARTNERS II, L.P.
       By:  CASTLE HARLAN, INC., its Investment
                     Manager

       By: /s/ Jeffrey M. Siegal
           Jeffrey M. Siegal, Managing Director


             CASTLE HARLAN, INC.


       By: /s/ Jeffrey M. Siegal
           Jeffrey M. Siegal, Managing Director


             /s/ John K. Castle
       JOHN K. CASTLE





            Page 12 of 34 Pages

EXHIBIT 1

                                 January 4, 1996


Mr. John Dore
c/o First Re Management Company, Inc.
10 North Dearborn Street
8th Floor
Chicago, IL  60602-4202

Dear Mr. Dore:

             This letter sets forth the mutual understanding between you and Castle Harlan, Inc. ("CHI") regarding our agreement to make a joint proposal to acquire, through an entity to be jointly formed by us, Financial Institutions Insurance Group, Ltd. ("FIIG"). We understand that if FIIG were acquired, CHI's fund, Castle Harlan Partners II, L.P. ("CHP II"), would join with you as the primary equity provider in financing this acquisition.

             Terms of Joint Arrangement. As part of our joint efforts, you and we agree to share all material information concerning the business and affairs of FIIG which is, or comes to be, in the possession of either of us, except information obtained by you as an officer or director of FIIG for which you do not have this permission of that company to share such information. In addition we will jointly develop and implement a program of due diligence as well as all other significant matters that would be attendant to pursuing and financing an acquisition of FIIG and operating FIIG thereafter.

             As we discussed, it will be necessary to retain legal and financial advisors. We reserve the right, in consultation with you, to retain such advisors. If the transaction is completed then you and we will be reimbursed for these expenses and your separate expenses by the new company. If no proposal is made or if the transaction is not completed then you will be responsible for your legal fees and disbursements, and we will be responsible for our legal fees and disbursements as well as any financial or accounting advisors that are retained.

             Exclusivity. You, as an individual, and we agree that neither you, as an individual, nor we will commit to, solicit, encourage, or propose to any other institution or party the purchase of FIIG or any of its parts or assets without the consent of the other signatory to this letter. Furthermore, other than performing your obligations under your current employment agreement, you will not solicit, negotiate or enter into any agreement with i) FIIG or any affiliate of FIIG or ii) any such other institution or party to be employed by FIIG, or any such other institution or party, in the event of the purchase of FIIG by such other institution or party. You understand that the arrangement covered in this letter is exclusive to CHI. The acquisition by another party of FIIG or the cessation of efforts to sell FIIG shall not terminate the exclusivity arrangement. This exclusivity provision can only be terminated or modified with the mutual consent of both parties hereto.

             Terms of the Proposal. The proposal to be submitted will be in a mutually agreeable form and will cover 100% of the stock of FIIG other than $1 million of stock owned by you, valued at the acquisition price. Any such proposal

                               Page 13 of 34 Pages
would not be subject to financing but would be subject to completion of a review confirming the accuracy and completeness of FIIG public reports. It is recognized that you have a grant of permission by the Executive Committee of the Board of Directors of FIIG upon which you are relying in entering into this agreement. It is agreed that our joint proposal will be handled in accordance with the requirements of that grant of permission. Further, it is recognized that such grant of permission, if withdrawn at any time, may require termination of your actively collaborating with CHI on the acquisition and such termination of active collaboration will not constitute a breach of this agreement. Such termination would not affect your exclusivity obligations or our obligations hereunder. Nothing contained herein is intended to or shall have the effect of constituting a breach of your obligations under your existing employment agreement with FIIG.

             Future FIIG Employment. It is contemplated that you would serve as Chief Executive Officer and be elected as a director of the acquiring company and all of its subsidiaries (including FIIG) unless, with respect to any such subsidiary (other than FIIG), good reason exists for someone else to serve in such capacity. We would expect to have the acquiring company enter into a three year employment contract with you on that basis providing for, among other things, a salary of $300,000 per annum. Such employment arrangement would not require you to relocate from the Chicago area. We would also cause the acquiring company to adopt an incentive based bonus plan directed to all members of senior management. It is also contemplated that employment contracts would be offered to selected senior management of FIIG as you may specify.

         Your employment arrangement would provide for the acquiring company to pay a lump sum severance payment to you equal to twice your annual base salary at the time of termination in the event the company terminates your employment prior to the end of the contract term for any reason other than death, disability or cause. In the event of termination upon death, your salary would continue to be paid for the period ending on the last day of the month in which such death occurs. In the event of termination upon disability or for cause, you would be entitled to receive your base salary for the period ending on the date such termination occurred.

             Investment Opportunity. We understand that you are prepared to invest in the new company by rolling-over the stock owned by you and not covered by the purchase of FIIG, as discussed above. In addition, you and key employees will also have the right to invest additional amounts at the time of closing. Such investments will be made at the acquisition price and the acquiring company would provide loans to such key employees for such investment up to an aggregate amount of $500,000.

             CHI Arrangement. We agree that CHI will not receive any front end fee in connection with the acquisition or financing but may receive a fee in exchange for providing investment banking and advisory services in the future. You also agree that CHI may charge an annual management fee to the new company commensurate with CHI's customary practice.

             If the foregoing is acceptable to you, please execute a copy of the letter enclosed herewith and return it to us.

             We look forward to working with you.


                               Page 14 of 34 Pages

Very truly yours,

CASTLE HARLAN, INC.

By: /s/Jeffrey M. Siegal
Jeffrey M. Siegal
Managing Director

AGREED AND ACCEPTED as of the
date first above written:
By: /s/John A. Dore


           Page 15 of 34 Pages

EXHIBIT 2
                                  January 5, 1996

Financial Institutions Insurance
  Group, Ltd.
300 Delaware Avenue
Suite 1704
Wilmington, Delaware  19801-1612

Attention:  Board of Directors

Re:
Financial Institutions Insurance Group, Ltd.
Gentlemen:
         We are pleased to submit to you this proposal by Castle Harlan Partners II, L.P. ("CHP II") and John A. Dore to acquire, through a new corporation to be organized and owned by them, Financial Institutions Insurance Group, Ltd. ("FIIG"), at a price of $18 per share of outstanding FIIG Common Stock (the
"Per Share Purchase Price") on a pre-split basis ($15 per share post the announced split and dividend). We would also pay, with respect to each outstanding option to purchase FIIG Common Stock, the excess of the Per Share Purchase Price over the exercise price of such option. CHP II and Mr. Dore have entered into an exclusive agreement pursuant to which CHP II and Mr.
Dore have agreed to jointly form a new company to pursue the acquisition of FIIG.

             This proposal is subject to negotiation and finalization of a definitive purchase agreement. CHP II is a $250 million private equity investment limited partnership. Castle Harlan, Inc., as investment manager for CHP II, has the discretion, without the need for additional approval, to direct CHP II's investments. Accordingly, the definitive purchase agreement would not be conditioned upon financing. Consummation of such acquisition would only be subject to receipt of any regulatory approvals and other customary conditions to closing for a transaction of this type. The definitive purchase agreement will contain such other terms as are customary for a transaction of this type and as the parties may agree.

             Following execution of the enclosed counterpart of this letter by FIIG, FIIG agrees that it shall not, directly or indirectly, solicit any acquisition proposal or, cooperate with, furnish or cause to be furnished any information concerning the business, financial condition, properties or assets of FIIG to, or enter into any discussion, negotiation, agreement or understanding concerning any acquisition proposal with, any person making any acquisition proposal, except that FIIG shall be permitted to consider and negotiate any unsolicited acquisition proposal and enter into an acquisition agreement with a third party if the Board of Directors of FIIG determines in good faith, based upon a written opinion of outside counsel, that its fiduciary duties require it to do so. The provisions of this paragraph shall expire at 5:00 p.m. New York City time on March 15, 1996, unless a definitive purchase agreement is executed and delivered on or before that date, or such later date as the parties may agree. As


                             Page 16 of 34 Pages
used in this paragraph, "acquisition proposal" shall mean any proposal, offer or indication of interest for a merger or other business combination or joint venture involving FIIG or for the acquisition of a substantial portion of the assets or the stock of FIIG.

         We request access to FIIG's books and records and personnel in order to commence as soon as practicable a confirmatory review of FIIG to confirm that all public information concerning FIIG is correct in all material respects and that there are no material omissions in such information. CHP II is prepared to move expeditiously and begin immediately its review of FIIG and the process of negotiating a definitive purchase agreement.

             If the foregoing is acceptable to you, please sign the attached enclosed counterpart of this letter in the space provided and return the counterpart to CHP II no later than 5:00 p.m. New York City time, January 31, 1996.

                                            Very truly yours,

                                            Castle Harlan Partners II, L.P.
                                            By:  Castle Harlan, Inc., as
                                                    Investment Manager

                                            By:  /s/ Jeffrey M. Siegal
                                                  Jeffrey M. Siegal,
                                                  Managing Director

                                                     /s/ John A. Dore
                                                      John A. Dore

                                         ACCEPTED AS OF
                                         ____________ __, 199_:

                                         FINANCIAL INSTITUTIONS INSURANCE
                                           GROUP, LTD.

                                         By:__________________________________
                                             Title:














           Page 17 of 34 Pages

EXHIBIT 3
                               EMPLOYMENT AGREEMENT

             THIS EMPLOYMENT AGREEMENT (the "Agreement"), made and entered into this 1st day of October, 1990 by and between Financial Institutions Insurance Fund, Incorporated, an Illinois corporation ("FIIF"), and Mr. John A. Dore (the "Executive").

                                    WITNESSETH:

           WHEREAS, the Executive has extensive and intensive experience in the management of insurance companies;

             WHEREAS, FIIF desires to employ the Executive as a key senior executive officer, anticipating that the Executive will contribute materially to the management and policies of FIIF and thus to its continued success;

             WHEREAS, the Executive desires to be employed by FIIF in a senior management capacity, anticipating that he so will contribute to FIIF's management, policies, and success;

             WHEREAS, the Executive is accepting employment with FIIF on the expectation that Financial Institutions Insurance Group, Ltd. ("FIIG") will continue as an independent company, all because of the success of FIIG as an independent company and because of the opportunities that will be afforded the Executive in the future if FIIG continues to be successful as an independent company;

             WHEREAS, as a condition to his accepting employment the Executive desires the opportunity to participate on an equity basis in FIIF's future success through stock ownership of, stock grants of, and stock options for shares of FIIG common stock, equity participation that can be assured only so long as FIIG remains an independent company; and

             WHEREAS, FIIF desires to employ the Executive in a manner that accommodates the desires and expectations set forth above, but can make no commitment to that effect because of the possibility that FIIG may be acquired and then compelled to discontinue some or all of the equity benefits and opportunities afforded the Executive by FIIG as an independent company.

             NOW THEREFORE, in consideration of the premises and of the mutual promises herein set forth, the parties hereto agree as follows:

             1.    Employment.

                   1.1 Term. FIIF agrees to employ the Executive and the Executive agrees to be employed by FIIF pursuant to the provisions and conditions set forth herein for a period commencing on the date of this Agreement and continuing from month to month thereafter, subject to termination on the last day of any month (a "Termination Date") by either FIIF or the Executive giving written notice of termination to the other at least 60 days prior to a Termination Date.

                  1.2 Duties. The Executive agrees faithfully and to the best of his ability to contribute to the management and operations of FIIF's corporate

                                Page 18 of 34 Pages
group (the "Group") by performing the duties reasonably ordered from time to time by the Group's respective boards of directors consistent with the offices described below. The Executive's duties so will include his serving in the following positions, and the Group agrees to support his continuing election to such positions:

                      -  President and Chief Executive Officer of FIIF.

                      -  President and Chief Executive Officer of FIIG.

                      - President and Chief Executive Officer of F/I Insurance Agency, Incorporated ("F/I Agency").

                      -  A member of the board of directors of FIIF.

                      -  A member of the board of directors of F/I Agency.

                      - A member of the board of directors of FIIG, subject to his election from time to time by the stockholders of FIIG. The Executive will be included among the persons nominated front time to time by the board of directors of FIIG.

                      - A member of the Executive and Investment Committees of FIIF.

                      - A member of the Executive and Investment Committees of FIIG.

                      -  A member of the Executive Committee of F/I Agency.

The Executive further agrees to devote his full time during normal working hours to the duties so described. Material changes in the duties of the Executive will not be ordered by the Group's respective boards of directors unless the Executive consents to the changes.

                  1.3 Exclusivity. In order to assure the impartial attention of the Executive to the duties and responsibilities set forth in this Agreement, so long as employed by FIIF pursuant to the Agreement the Executive will not serve on the board of directors or as an officer of any savings institution, savings institution subsidiary, savings institution holding company, or any affiliated or related financial service-type organization (including an insurance company) without the specific approval of the board of directors of FIIF; will notify the board of directors of FIIF of his service as an officer or director of any other corporation; and will not engage in any outside business or activity contrary to the business, activities, or best interests of the Group.

             2.    Compensation.

                   2.1 Base Salary. As compensation for the services to be performed by the Executive, FIIF agrees to pay to the Executive a base salary at the rate of $175,000 per year for each year of his employment hereunder, payable in substantially equal semi-monthly installments and reduced pro rata for any fraction of a year during which he is not so employed. It is understood that the Executive's base salary may be increased in conjunction with annual reviews of executive compensation or otherwise, provided that the Executive will have no

                                Page 19 of 34 Pages
right to increases in compensation hereunder except that his base salary will not be reduced below any level to which it so may be increased. Changes in the Consumer Price Index, U.S. City Average for All Items/All Urban Consumers during the preceding 12 months will be considered but need not be given effect in each annual review. The initial annual review will determine the increase, if any, in the Executive's base salary commencing January 1, 1992. The annual reviews will be conducted by an executive compensation committee of the board of directors of FIIF, or in the absence of an executive compensation committee by a committee consisting of the chairman and vice chairman of the board of directors of FIIF and of a third member of the board of directors of FIIF selected by the chairman and vice chairman (in each instance, the "Executive Compensation Committee").

                   2.2 Incentive Compensation. Effective December 31 of each year commencing December 31, 1991, the Executive Compensation Committee will determine the amount of incentive compensation to be paid the Executive in respect to his services on behalf of the Group during the 12 months then ending. The incentive compensation will be paid as soon as practical after the end of each 12 month period. In determining or developing a plan for the incentive compensation, the Executive Compensation Committee will take into account whatever performance criteria it deems to be relevant and will consider bonus and incentive compensation arrangements generally applicable to similarly situated reinsurance and special risk insurance companies.

                  2.3 Section 401(k) Plan. The Executive has participated in the 401(k) Plan sponsored by his former employer. To the extent reasonable under the circumstances, FIIF will assist the Executive in preserving the tax deferrals available to the Executive thereunder. In addition, it is anticipated that the Executive will forfeit his non-vested interest in the 401(k) Plan by reason of his change of employment to FIIF. FIIF will pay the Executive up to a maximum of $23,000 forthwith to reimburse him on an after tax basis for losses under the 401(k) Plan arising out of his change of employment.

                   2.4 Shares of FIIG Common Stock. The following number of shares of FIIG common stock will be issued to the Executive at the dates indicated as additional compensation for his services hereunder:

                   Date of Issuance               Number of Shares

                   January 1, 1992                     1,250
                   January 1, 1993                     2,500
                   January 1, 1994                     2,500
                   January 1, 1995                     2,500
                   January 1, 1996                     1,250

Provided, however, that any of the 10,000 shares then unissued will be issued to the Executive forthwith in the event of Structural Change. The Executive's employment hereunder on the December 31 immediately preceding a date of issuance is a condition to the issuance of shares of FIIG common stock to the Executive on that date of issuance, unless express provision to the contrary is included in this Agreement.

                   2.5 Employee Benefits. The Executive will be eligible to participate in employee benefit programs of FIIF (the "Benefit Programs") to the same extent as other senior executive officers of the Group. It is anticipated

                                Page 20 of 34 Pages
that the Benefit Programs will include but not be limited to the following:

                      -  Short-term and long-term disability insurance.

                      - Four weeks paid vacation each calendar year commencing 1991.

                      -  Medical payments insurance.

                      -  Term life insurance.

                      -  Pension plan participation.

             3. Business Expenses. FIIF will provide for the payment of or reimburse the Executive for travel, entertainment, and other out-of-pocket expenses reasonably incurred by the Executive as a result of his employment hereunder. FIIF also will pay the Executive $450 per month as an automobile allowance and will reimburse the Executive for his membership dues in the Union League Club of Chicago, Illinois and in the Indian Hill Club of Winnetka, Illinois, or in reasonable substitutions therefor, provided that the aggregate amount so payable as an automobile allowance and as membership dues will not exceed $10,000 in any calendar year.

             4. Purchase of shares of FIIG Common Stock. The Executive will purchase forthwith from FIIG 15,000 shares of FIIG common stock at a purchase price of $10.00 per share. The entire $150,000 purchase price will be funded through a loan from FIIF to the Executive, all on the following terms and conditions;

                   -The $150,000 principal amount will be due and payable at the end of five years following the date hereof, at the end of 60 days following voluntary termination of his employment hereunder by the Executive other than (i) for Material Breach or (ii) within the six months immediately following Structural Change, or upon the repurchase of shares of FIIG common stock described at Section 8, whichever occurs first. The Executive will have the right to prepay all or any part of the $150,000 principal amount at any time without penalty.

                   -The principal amount from time to time outstanding will bear interest at a rate equal to the average yield on five year United States Treasury obligations during the period for which the interest is computed.

                   -Interest will be due and payable annually in arrears no
             later than 60 days after December 31. The initial payment of interest thus will be due and payable no later than March 1, 1991.

             5. Stock Options. The Executive will have options to purchase 10,000 shares of FIIG common stock in accordance with the terms and provisions of the FIIG Stock Option Plan. The options may be exercised in whole or in part, provided that no option may be exercised for fewer than 625 shares. The exercise price for the Executive's stock options will be $10.00 per share. The options are granted on the date hereof and are exercisable as follows:


                                Page 21 of 34 Pages

                   -For 1,250 shares between January 1, 1992 and December 31,
             1996.

                   -For an additional 2,500 shares between January 1, 1993 and
             December 31, 1997.

                   -For an additional 2,500 shares between January 1, 1994 and
             December 31, 1998.

                   -For an additional 2,500 shares between January 1, 1995 and
             December 31, 1999.

                   -For an additional 1,250 shares between January 1, 1996 and
             December 31, 2000.

Provided, however, that any options for the 10,000 shares not yet exercisable will become exercisable immediately in the event of Structural Change. In the event of the Executive's death or permanent disability while employed hereunder but before the date of expiration of an option, the option will terminate on the earlier of the date of expiration or 120 days following the date of the Executive's death or commencement of his permanent disability. After the Executive's death or permanent disability, the Executive or his executor, administrator, or any person to whom his option may be transferred by will or by the laws of descent and distribution will have the right at any time prior to termination to exercise the option, in whole or in part.

             6. Restricted Securities. The Executive acknowledges that the shares at FIIG common stock and options for the shares (together the "Securities") described at Sections 2.4, 4, and 5 are restricted securities that have not been registered under the Securities Act of 1933 or under the securities laws of any state.

                  6.1 Investment Representations. The Executive represents to FIIG and the Group that the Securities he is acquiring are being acquired for his own account, for investment, and not with a view to resale and that the Executive will not transfer the Securities except pursuant to a registration statement in effect under the Securities Act of 1933 or pursuant to an exemption from registration thereunder.

                   6.2 Transfer Legend. FIIG will cause all certificates representing the Securities to include the following legend or any other legend that is necessary or advisable to assure compliance with the Securities Act of 1933:

                                      The shares of stock represented by this
                   certificate have not been registered under the Securities Act of 1933 or under the securities laws of any state and may not be sold or transferred except upon such registration or upon receipt by the Company of an opinion of counsel in form and substance satisfactory to the Company that registration is not required for the sale or transfer.

                   6.3   Registration.  FIIG may register but will not be

                                Page 22 of 34 Pages
obligated to register any of the Securities pursuant to the Securities Act of 1933, except that FIIG at the Executive's request will include the Securities in any future registration of shares of its common stock to the extent reasonable under the circumstances. In the event any of the Securities so are registered, FIIG will waive the requirements for investment representations and transfer legends at Sections 6.1 and 6.2.

                  6.4 Compliance. FIIG will make reasonable efforts under the circumstances to cause its issuance of the Securities to comply with all provisions of applicable laws and regulations of governmental authorities, including but not limited to the Securities and Exchange Commission.

             7. Section 16. The Executive undertakes to make any filings required under Section 16(a) of the Exchange Act and the regulations thereunder to report his ownership of the Securities. The Executive acknowledges that any profit realized by him from the purchase and sale of equity securities of FIIG within any period of less than six months may inure to and be recoverable by FIIG pursuant to Section 16(b) of the Exchange Act unless an exemption is available, whether pursuant to Rule 16b-3 of the Exchange Act Regulations or otherwise.

             8.    Stock Repurchases.

                  8.1 Initiated by FIIG. In the event during the three years following the date of this Agreement the Executive voluntarily terminates his employment hereunder other than for Material Breach or other than within the six months immediately following Structural Change or FIIF terminates the Executive's employment hereunder for Cause, FIIG will have the right but not an obligation for 30 days following the date of termination to repurchase forthwith for cash at $10.00 per share all shares of FIIG common stock issued to the Executive pursuant to Sections 2.4, 4, and 5 which are owned by the Executive at the time of purchase. Provided, however, that the Executive will have the right to defer any repurchase hereunder by FIIG for up to seven months following the date of termination of the Executive's employment.

                  8.2 Initiated by the Executive. In the event the Executive terminates his employment hereunder for Material Breach or within the six months immediately following Structural Change, or in the event FIIF terminates the Executive's employment hereunder other than for Cause, the Executive for seven months following the date of termination of his employment will have the right but not an obligation to require FIIG to repurchase forthwith for cash at $10.00 per share all shares of FIIG common stock issued to the Executive pursuant to Sections 2.4, 4, and 5 which are owned by the Executive at the time of purchase. In the event of the Executive's death or permanent disability while employed hereunder, for seven months following the Executive's death or the commencement of his permanent disability the Executive or his personal representative likewise will have the right but not an obligation to require FIIG to repurchase forthwith for cash at $10.00 per share all shares of FIIG common stock issued to the Executive pursuant to Sections 2.4, 4, and 5.

             9. Capital Adjustments. In the event of a capital adjustment resulting from a stock dividend, stock split, reorganization, merger, consolidation, or a combination or exchange of shares, the number of Securities and the price for the Securities will be adjusted equitably in a manner consistent with the capital adjustment.

                                Page 23 of 34 Pages

             10.   Termination of Employment.

                  10.1 Definitions. As used at this Section 10 and throughout this Agreement, the following terms have the meanings indicated:

                         -"Exchange Act" means the Securities Exchange Act of
                   1934, as from time to time amended.

                         -"Cause" means (i) any act of fraud, misappropriation,
                   embezzlement, or like act of dishonesty, (ii) conviction of a felony, or (iii) material failure to perform the services and duties described herein, material violation of any other provisions set forth herein, or material breach of any fiduciary duty to FIIF or any other member of the Group, if the material failure, violation, or breach continues following 60 days detailed written notice thereof to the Executive by the board of directors of FIIG

                         -"Material Breach" means material violation by FIIF or
                   any other member of the Group of any of the provisions and conditions set forth herein if such violation continues following 60 days detailed written notice thereof to the board of directors of FIIF by the Executive. Material Breach includes but is not limited to material changes in the Executive's duties that are inconsistent with the provisions at Section 1.2, material reductions in the Executive's authority and responsibility as the President and Chief Executive Officer of FIIG, FIIF, and F/I Agency, and relocations of the Executive that are inconsistent with the provisions at Section 11.

                         -"Change-In-Control" means the occurrence of both of
                   the following events:

                                                      Any individual,
                         corporation, partnership, or other person or entity, together with his or its "Affiliates" and "Associates" (as defined on the date hereof at Rule 12b-2 under the Exchange Act), becomes the "Beneficial Owner" (as defined on the date hereof at Rule 13d-3 under the Exchange Act) in the aggregate of 37-1/2 percent or more of the outstanding shares of the common stock of FIIG, and

                                                        At the time of any
                         specific action or series of actions by which the 37-1/2 percent position in FIIG common stock is acquired, the board of directors by majority vote does not approve or recommend acceptance by the FIIG stockholders of the specific action or series of actions. Resolutions duly adopted by the FIIG board of directors will be deemed to evidence such action by the board of directors.

                         -"Structural Change" means the occurrence of any of
                   the following events:


                                Page 24 of 34 Pages

                                                        Any individual,
                         corporation, partnership, or other person or entity, together with his or its "Affiliates" and "Associates" (as defined on the date hereof at Rule 12b-2 under the Exchange Act), becomes the "Beneficial Owner" (as defined on the date hereof at Rule 13d-3 under the Exchange Act) in the aggregate of 37-1/2 percent or more of the outstanding shares of the common stock of FIIG;

                                                        The stockholders of FIIG
                         approve a plan of complete liquidation of FIIG, approve an agreement for the sale or disposition by FIIG of all or substantially all of FIIG's assets, or approve a merger or consolidation of FIIG with any other corporation, other than a merger or consolidation that results in the voting securities of FIIG outstanding immediately prior thereto continuing to represent (whether by remaining outstanding or by being converted into voting securities of the surviving entity) at least 70 percent of the combined voting power of the voting securities of FIIG or the surviving entity that are outstanding immediately after the merger or consolidation;

                                                        During any period of 24
                         consecutive months subsequent to the date of this Agreement (the "Period") individuals who constitute the FIIG board of directors at the beginning of the Period together with any new director (other than a director designated by a person who has entered into an agreement with FIIG to give effect to a transaction described at either of the two preceding paragraphs) whose election by the FIIG board of directors or nomination for election by FIIG's stockholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of the Period or whose election or nomination for election previously so was approved, cease for any reason to constitute a majority of the FIIG board of directors; or

                                                        FIIG ceases to have a
                         class of security registered under Section 12 of the Exchange Act.

                   10.2 Termination by FIIF. The Executive's employment hereunder will be terminable by FIIF in accordance with Section
1.1for any reason, including but not limited to Cause.

                   10.3 Termination by the Executive. The Executive's employment hereunder will be terminable by him in accordance with Section 1.1 for any reason, including but not limited to (i) Material Breach by FIIF or any other member of the Group and (ii) Structural Change.

                  10.4 Termination Payment. None of the payments described at this Section 10.4 will be affected in any respect by the Executive's decision to tender or not tender shares of FIIG common stock that he beneficially owns or

                                Page 25 of 34 Pages
otherwise controls in connection with acquisition of the 37-1/2 percent position in FIIG common stock described at Section 10.1. For any period during which the Executive is entitled to receive payments from the Group under this Section 10.4 (whether or not the Executive elects to receive the present value of the payments) but is not eligible for benefits from another source that serve to replace benefits under the Benefit Programs, the Executive will continue to receive benefits under and in accordance with the provisions of the Benefit Programs.

                       (i)   In the event the Executive
                   elects to terminate his employment hereunder at any time for Material Breach (other than during the 36 months following a Change-In-Control) or within the six months immediately following Structural Change, or in the event FIIF elects prior to or more than 36 months after a Change-In-Control to terminate the Executive's employment hereunder other than for Cause, FIIF will pay to the Executive in cash equivalents whichever of the following amounts the Executive elects to receive:

                               -An amount each month equal to the Executive's
                         base salary from FIIF for the month immediately preceding the effective date of his termination, to be paid to the Executive or in the event of death to his successor in interest. The monthly termination payments will continue for a period consisting of one month for each full year and final fraction of a year of the Executive's employment hereunder, subject to a minimum payment period of 12 months.

                               -The present value of the monthly termination
                         payments so described, calculated at the current Corporate Base Rate then in effect at The First National Bank of Chicago and paid to the Executive on the effective date of his termination.

                        (ii)  In the event FIIF elects at any
                   time during the 36 months following a Change-In-Control to terminate the Executive's employment hereunder other than for Cause, or the Executive elects to terminate his employment hereunder for Material Breach at any time during the 36 months following a Change-In-Control, FIIF will pay to the Executive in cash equivalents whichever of the following amounts the Executive elects to receive:

                               -An amount each month equal to the Executive's
                         base salary from FIIF for the month immediately preceding the effective date of his termination, to be paid to the Executive or in the event of death to his successor in interest. The monthly termination payments will continue for a period ending 36 months after the Change-In-Control.

                               -The present value of the monthly termination
                         payments so described, calculated at the current Corporate Base Rate then in effect at The First

                                Page 26 of 34 Pages

                       NationalBank of Chicago and paid to the Executive on the
                               effective date of his termination.

                                          (iii) In the event FIIF elects at any
                   time during the 36 months following a Change-In-Control to terminate the Executive's employment hereunder other than for Cause, FIIF on the effective date of termination also will pay to the Executive in cash equivalents for each share of FIIG common stock that is subject to any unexercised option to purchase granted to the Executive by FIIG an amount (an "Option Payment") equal to the difference between the exercise price and fair market value for the share of stock.

                               -For purposes of determining the amount of an
                         Option Payment, fair market value for a share of stock will be the greater of (a) the cash equivalent of the maximum price per share paid in acquiring the 37-1/2 percent position in FIIG common stock (if any) described at Section 10.1 and (b) the mean of the latest inside bid and asked quotations for FIIG common stock in the over-the-counter market prior to the date the Change-In-Control became effective.

                               -An Option Payment will be made only for options
                         granted prior to public announcement of any tender offer that results in the 37-1/2 percent position in common stock described at Section 10.1.

                               -The Executive will have the right to receive an
                         Option Payment for any option, to exercise the option according to its terms, or to continue the option according to its terms. No Option Payment will be made in respect to any option so exercised or continued.

                                            (iv)  In the event the Executive
                   elects at any time to terminate his employment hereunder other than (a) for Material Breach or (b) within the six months immediately following Structural Change, FIIF will pay to the Executive in cash equivalents on the effective date of his termination an amount equal to two times the Executive's base salary from FIIF for the month immediately preceding the effective date of his termination.

                                          (v)   In the event FIIF elects at any
                   time to terminate the Executive's employment hereunder for Cause, no compensation will be paid hereunder to the Executive after the effective date of the termination for Cause.

             11. Relocation. At the present time FIIF has no plans to move its corporate headquarters and principal place of business from Chicago, Illinois, nor are any such plans contemplated. Accordingly, it is anticipated that the Executive as a senior executive officer of FIIF will continue to be employed in Chicago, Illinois. FIIF agrees that the Executive will not be relocated outside the Chicago, Illinois metropolitan area during the 36 months following a Change-In-

                                Page 27 of 34 Pages

Control or at any other time without 12 months prior written notice, unless the Executive consents to the relocation.

             12. Freedom to Execute Agreement. The Executive represents and warrants that he is free to enter into this Agreement; that he is not subject to any obligation or disability that will or might prevent him from or interfere with his fully keeping and performing all of the covenants and conditions to be kept and performed by him hereunder; and that he has not made and will not make any grant or assignment or other agreement that will or might conflict with or impair the complete enjoyment by FIIF and the Group of the rights and privileges granted to FIIF and the Group hereunder.

             13.   Assignments and Successors.

                   13.1 FIIG. FIIG will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of FIIG to assume expressly and agree to perform this Agreement in the same manner and to the same extent that FIIG would be required to perform the Agreement if no succession had taken place. Failure of FIIG to obtain the assumption and agreement prior to effectiveness of the succession will constitute Material Breach. As used in this Agreement, "FIIG" means FIIG as defined in the Agreement and any successor to all or substantially all of FIIG's business or assets that assumes and agrees to perform the Agreement, whether by operation of law or otherwise.

                  13.2 The Executive. This Agreement will inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. In the event the Executive dies while any amount still would be payable to the Executive hereunder if the Executive had continued to live, the amount, unless otherwise provided herein, will be paid in accordance with the terms of this Agreement.

             14. Non-Waiver. No waiver by either of the parties hereto of any failure by the other party to keep or perform any covenant or condition of this Agreement will be deemed to be a waiver of any preceding or succeeding breach of the same or of any other covenant or condition.

             15. Notices. Any notices given hereunder will be in writing and sent by registered mail, return receipt requested, if to FIIF then to FIIF at 400 North Michigan Avenue, Suite No. 904, South Tower, Chicago, IL 60611 (Attention: Board of Directors) and if to the Executive then to his attention at 1507 Highland Avenue, Wilmette, IL 60091, or to such other person or address as may be designated in writing by the respective parties hereto.

             16. Severability. In the event a provision of this Agreement is held invalid for any reason, the invalidity will not affect any other provision of the Agreement not so held invalid, and the other provision will continue in full force and effect to the full extent permitted by law. In the event a provision of this Agreement is held invalid in part, the invalidity will not affect the remainder of the provision not so held invalid, and the remainder of the provision together with all other provisions of this Agreement not so held invalid will continue in full force and effect to the full extent permitted by law.


                                Page 28 of 34 Pages

           17. Section Headings. The headings of sections herein are for the purpose of convenient reference only and are not deemed to govern, limit, modify, or in any other manner affect the provisions of this Agreement, nor will the headings otherwise be given any legal effect whatsoever.

             18. Entire Agreement. This Agreement is the entire agreement of the parties hereto in respect to the subject matter hereof and will remain the entire agreement until and unless otherwise agreed by the parties in writing.
No officer, employee, or representative of FIIF or any other member of the Group has any authority to make any representation or promise in connection with the Agreement or the subject matter hereof that is not contained herein and the Executive represents and warrants he has not executed this Agreement in reliance upon any such representation or promise.

             19. Applicable Law. This Agreement and all of the terms and provisions set forth herein and the rights and responsibilities of the parties hereunder will be determined pursuant to the laws of the State of Illinois.

             20. Guaranty. FIIG hereby guarantees to the Executive the timely performance by FIIF and by F/I Agency of their respective obligations hereunder, and each member of the Group will be responsible to the Executive for performance of the respective obligations of FIIF and F/I Agency to the same extent that FIIF and F/I Agency so are responsible.

             21. Legal Expense. FIIG will pay all reasonable legal fees and related expenses that the Executive may incur as a result of the Group's contesting the validity or enforceability of this Agreement. In the event of any delay in payment of the fees and expenses by the Group, the Executive will be entitled to receive interest thereon for the period of the delay at a rate equal to the Corporate Base Rate in effect from time to time at The First National Bank of Chicago plus two percentage points.

           22. Mitigation. In the event FIIF elects at any time during the 36 months following a Change-In-Control to terminate the Executive's employment hereunder other than for Cause or in the event the Executive elects to terminate his employment hereunder for Material Breach or within the six months immediately following Structural Change, the Executive will not be required to mitigate the amount of any payment to him under this Agreement by seeking employment elsewhere or otherwise. In either event, any amount the Executive receives from employment elsewhere or otherwise will not offset to any extent the obligations of the Group hereunder.


                                Page 29 of 34 Pages

IN WITNESS WHEREOF, the parties hereto duly have executed this Agreement as of the date first above written.

                                      FINANCIAL INSTITUTIONS INSURANCE
                                      FUND, INCORPORATED


                                      By /s/ John B. Zellers
                                         John B. Zellars
                                         Chairman

                                      EXECUTIVE


                                         /s/ John A. Dore
                                         John A. Dore
AGREED AND APPROVED:

FINANCIAL INSTITUTIONS INSURANCE
GROUP, LTD.


By   /s/ John B. Zellers
     John B. Zellars
     Chairman


F/I INSURANCE AGENCY, INCORPORATED


By   /s/ John B. Zellers
     John B. Zellars
     Chairman


                                Page 30 of 34 Pages

EXHIBIT 4
                                 OPTION AGREEMENT


This OPTION AGREEMENT, made and entered into this           day of
          , 199____ by and between Financial Institutions Insurance Group, Ltd. (together with its subsidiaries, "FIIG") and (the "Optionee"), a salaried officer or other salaried key employee of FIIG, all pursuant to FIIG's Stock Option Plan dated February 18, 1991 (the "Stock Option Plan").

      1. Grant of Stock Options.  The Committee (as defined in the Stock Option
      Plan) hereby grants options to the Optionee to purchase shares of FIIG common stock in accordance with the terms and provisions of the Stock Option Plan. The options may be exercised in whole or in part, provided that no option may be exercised for fewer than shares (sic). The exercise price for the options will be $ per share, which the Committee has determined is not less than the fair market value per share of FIIG common stock on the date hereof. The options are granted to the Optionee on the date hereof and except as provided at Section 2 below are exercisable as follows:

         -   For             shares between (date)        and (date)        .

         -   For an additional             shares between (date)
             and (date)

         -   For an additional             shares between (date)
             and (date)

         -   For an additional             shares between (date)
             and (date)

         -   For an additional             shares between (date)
             and (date)

     In the event of the Optionee's death or permanent disability while employed by FIIG but before the date of expiration of an option, the option will terminate on the earlier of the date of expiration or 120 days following the date of the Optionee's death or commencement of his (her) permanent disability. After the Optionee's death or permanent disability, the Optionee or his (her) executor, administrator, or any person to whom his
     (her) option may be transferred by will or by the laws of descent and distribution will have the right at any time prior to termination to exercise the option, in whole or in part.

      2. Structural Change. Options for shares not yet exercisable, if any, will become exercisable immediately in the event of "Structural Change," which is defined to mean the occurrence of any of the following events:

         Any individual, corporation, partnership or other person or entity, together with his or its "Affiliates" and "Associates" (as defined on the date hereof at Rule 12b-2 under the Securities Exchange Act of
         1934),

                           Page 31 of 34 Pages
        becomes the "Beneficial Owner" (as defined on the date hereof at Rule 13d-3 under the Securities Exchange Act of 1934) in the aggregate of 37-1/2 percent or more of the outstanding shares of the common stock of FIIG;

        The stockholders of FIIG approve a plan of complete liquidation of FIIG, approve an agreement for the sale or disposition by FIIG of all or substantially all of FIIG's assets, or approve a merger or consolidation of FIIG with any other corporation, other than a merger or consolidation that results in the voting securities of FIIG outstanding immediately prior thereto continuing to represent (whether by remaining outstanding or by being converted into voting securities of the surviving entity) at least 70 percent of the combined voting power of the voting securities of FIIG or the surviving entity that are outstanding immediately after the merger or consolidation;

        During any period of 24 consecutive months subsequent to the date of this Option Agreement (the "Period") individuals who constitute the FIIG board of directors at the beginning of the Period together with any new director (other than a director designated by a person who has entered into an agreement with FIIG to give effect to a transaction described at either of the two preceding paragraphs) whose election by the FIIG board of directors or nomination for election by FIIG's stockholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of the Period or whose election or nomination for election previously so was approved, cease for any reason to constitute a majority of the FIIG board of directors; or

        FIIG ceases to have a class of security registered under Section 12 of the Securities Exchange Act of 1934.

      3. Restricted Securities. The Optionee acknowledges that the options described herein and the shares of FIIG common stock to be issued upon exercise of the options (together the "Securities") are restricted securities and have not been registered under the Securities Act of 1933 or under the securities laws of any state.

      4. Investment Representations. The Optionee represents to FIIG that the Securities he is acquiring are being acquired for his own account, for investment, and not with a view to resale and that the Optionee will not transfer the Securities except pursuant to a registration statement in effect under the Securities Act of 1933 or pursuant to an exemption from registration thereunder.

      5. Transfer Legend. FIIG will cause all certificates representing the Securities to include the following legend or any other legend that is necessary or advisable to assure compliance with the Securities Act of 1933:

      The shares of stock represented by this certificate have not been registered under the Securities Act of 1933 or under the securities laws of any state and may not be sold or transferred except upon such registration or upon receipt by the Company of an opinion of counsel in form and substance satisfactory to the Company that registration is not required for the sale or transfer.

                                Page 32 of 34 Pages

      6. Registration. FIIG may register but will not be obligated to register any of the Securities pursuant to the Securities Act of 1933, except that FIIG at the Optionee's request will include the Securities in any future registration of shares of its common stock to the extent reasonable under the circumstances. In the event any of the Securities so are registered, FIIG will waive the requirements for investment representations and transfer legends at Section 4 and 5 above.

      7. Compliance. FIIG will make reasonable efforts under the circumstances to cause its issuance of the Securities to comply with all provisions of applicable laws and regulations of governmental authorities, including but not limited to the Securities and Exchange Commission.

      8. Section 16. The Optionee undertakes to make any filings required under
      Section 16(a) of the Securities Exchange Act of 1934 and the regulations thereunder to report his ownership of the Securities. The Optionee acknowledges that any profit realized by him from the purchase and sale of equity securities of FIIG within any period of less than six months may inure to and be recoverable by FIIG pursuant to Section 16(b) of the Securities Exchange Act of 1934 unless an exemption is available, whether pursuant to Rule 16b-3 under the Securities Exchange Act of 1934 or otherwise.

IN WITNESS WHEREOF, this Option Agreement has been duly executed this day of
                                         , 199 .


                                    FINANCIAL INSTITUTIONS INSURANCE GROUP, LTD.

                                    By ______________________________________
                                                        Chairman


                                     ______________________________________
                                                        Optionee


ATTEST:


___________________________
Secretary












                                Page 33 of 34 Pages

EXHIBIT 5

                                 POWER OF ATTORNEY

             KNOW ALL PERSONS BY THESE PRESENTS, that John K. Castle ("Castle"), whose signature appears below, appoints Jeffrey M. Siegal, the undersigned's true and lawful attorney-in-fact, acting individually with full power of substitution and revocation, for Castle in Castle's name, place and stead, in Castle's capacity as: (i) Chairman and Chief Executive Officer of Castle Harlan, Inc., a Delaware corporation; (ii) as Chairman and Chief Executive Officer of Castle Harlan Partners II GP, Inc., a Delaware Corporation; and
(iii) an individual to execute and deliver on behalf of Castle all Schedule 13D's filed pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and any amendments to said
Schedule 13D's, and any and all instruments, affidavits and exhibits necessary or desirable in connection therewith, and to take all other necessary and lawful action in connection therewith.

             This Power of Attorney shall remain in effect with respect to Mr. Siegal until January 21, 1996. The Power of Attorney hereby granted shall survive and shall not be affected by the subsequent disability, incompetency or death of the undersigned.




/s/ John K. Castle
January 10, 1996
John K. Castle























                                Page 34 of 34 Pages